                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                             SZM DISTRIBUTORS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   785127 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


    ADAM S. GOTTBETTER, 488 MADISON AVENUE, NEW YORK, NY 10022 (212) 400-6900
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)


                                NOVEMBER 12, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 785 127 10 1
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          IRWIN L. GROSS
--------- ------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|
                                                                                                   (b)   X
--------- ------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS      00
--------- ------------------------------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                |_|
--------- ------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                USA
--------- ------------------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                           14,031,267 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       N/A
                         ----- ---------------------------------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                      13,545,775 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
      PERSON WITH         10
                               SHARED DISPOSITIVE POWER                  N/A
------------------------ ----- ---------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           14,031,267 ( SEE ITEM 5)
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                               |_|
--------- ------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  32.9%
--------- ------------------------------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                                                     IN
--------- ------------------------------------------------------------------------------------------------------

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 785 127 10 1
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GLOBAL TECHNOLOGIES, LTD.
--------- ------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|
                                                                                                   (b)   X
--------- ------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS           00
--------- ------------------------------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                |_|
--------- ------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                DELAWARE
--------- ------------------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                           5,863,301 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       N/A
                         ----- ---------------------------------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                      5,863,301 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  N/A
------------------------ ----- ---------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                           5,863,301 ( SEE ITEM 5)
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                               |_|
--------- ------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      13.7%
--------- ------------------------------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                                                     CO
--------- ------------------------------------------------------------------------------------------------------

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 785 127 10 1
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          BELGRAVIA INVESTMENT PARTNERS, LP
--------- ------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|
                                                                                                   (b)   X
--------- ------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS   00
--------- ------------------------------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)      |_|
--------- ------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                PENNSYLVANIA
--------- ------------------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                           4,839,829 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       N/A
                         ----- ---------------------------------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                      4,383,060 ( SEE ITEM 5)
                         ----- ---------------------------------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  N/A
------------------------ ----- ---------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                           4,839,829 ( SEE ITEM 5)
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                               |_|
--------- ------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      11.4%
--------- ------------------------------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                                                     CO
--------- ------------------------------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

              The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of SZM Distributors, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103.

 ITEM 2.      IDENTITY AND BACKGROUND.

              This statement on Schedule 13D is being filed by Irwin L. Gross, Global Technologies, Ltd., Delaware corporation ("Global") and Belgravia Investment Partners, LP, a limited partnership formed under the laws of Pennsylvania ("Belgravia"). Mr. Gross's business address and Global and Belgravia's principal office and principal business address is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103.

              Mr. Gross is principally employed as an officer and director of the Company, whose principal executive office is located at 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103. Mr. Gross is also the managing partner and control person of Belgravia and the Chairman of the Board and Chief Executive Officer and control person of Global.

              Global is a technology incubator that invests in, develops and manages emerging growth companies. Belgravia is a partnership formed to invest in business opportunites.

              Mr. Gross is a citizen of USA.

              During the last five years, Mr. Gross has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Mr. Gross was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, Global has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Global was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, Belgravia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Belgravia was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds used to acquire the Company's Common Stock were Mr. Gross's, Global's and Belgravia's capital stock of TNX Television, Inc., a Delaware corporation ("TNX").

 ITEM 4.      PURPOSE OF TRANSACTION.

              The Company, SZMD Acquisition II, Inc. ("Acquisition"), a Delaware company and prior to the transaction, a wholly owned subsidiary of the Company and TNX entered into an Agreement and Plan of Merger, dated November 12, 2003 (the "Agreement"). Upon the closing of the merger contemplated by the Agreement (the "Merger"), TNX's former shareholders exchanged all of their shares of capital stock in TNX and received 28,665,924 shares of Common Stock of the Company. As a result of the Merger, the former shareholders of TNX beneficially own and control approximately 67% of the outstanding Common Stock of the Company. Mr. Gross, Global and Belgravia now beneficially own and control 32.9% of the outstanding Common Stock of the Company. Subsequent to the closing of the Agreement, the Company increased the number of board members from one (1) to six
              (6) and Mr. Gross was appointed the Company's President and Chairman of the Board of Directors.



 ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

              (a)-(b) Mr. Gross is the direct and beneficial owner of 14,031,267 shares of the Company's Common Stock representing approximately 32.9% of the issued and outstanding shares of the Company's Common Stock, based on 42,665,924 issued and outstanding. The 14,031,267 shares of Company Common Stock includes (i) 4,354,337 shares held by Belgravia, in which Mr. Gross is the managing partner and has sole voting and dispositive power, (ii) 776,787 shares held by Gross Investments Company, LP, in which Mr. Gross is the managing partner and has sole voting and dispositive power, (iii) 5,863,301 shares held by Global, in which Mr. Gross is CEO and has sole voting and dispositive power,
                      (d) 485,492 shares pledged to Belgravia by Reed Properties Inc. granting voting control of such shares to Belgravia, in which Mr. Gross is the managing partner and has sole voting power, (e) 2,051,350 shares subject of warrants and options that are immediately exercisable to Ocean Castle Partners, LLC, in which Mr. Gross is principal and has sole voting and dispositive power and (f) 500,000 shares held by Mr. Gross.

                      Global is the direct and beneficial owner of 5,863,301 shares of the Company's Common Stock representing approximately 13.7% of the issued and outstanding shares of the Company's Common Stock, based on 42,665,924 issued and outstanding.

                      Belgravia is the direct and beneficial owner of 4,839,829 shares of the Company's Common Stock representing approximately 11.4% of the issued and outstanding shares of the Company's Common Stock, based on 42,665,924 issued and outstanding.

              (c)     During the sixty-day  period  preceding the filing of this
                      Schedule 13D, none of Mr. Gross, Global or Belgravia had any transactions in the Company's Common Stock, except for the merger transaction described in Item 3 above.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Gross, Global and Belgravia.

              (e) Mr. Gross, Global and Belgravia continue to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company.

 ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              THE ISSUER.

              There is no contract, arrangement, understanding or relationship (legal or otherwise) between either Mr. Gross, Global or Belgravia and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

              EXHIBIT A        Agreement and Plan of Merger, dated November
              12, 2003 among the Company, Acquisition and TNX.

              EXHIBIT B Certificate of Merger filed with Delaware Secretary of State.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





December 12, 2003                    /s/ Irwin L. Gross
                                     -------------------------------------
                                          Irwin L. Gross


                                      Global Technologies, Ltd.


                                      By:  /s/ Irwin L. Gross
                                         ---------------------------------
                                          Name:  Irwin L. Gross
                                          Title: CEO

                                      Belgravia Investment Partners, LP


                                      By:  /s/ Irwin L. Gross
                                        ----------------------------------
                                          Name:  Irwin L. Gross
                                          Title:   Managing Partner

Exhibit A


===============================================================================




                          AGREEMENT AND PLAN OF MERGER

                                      AMONG


                             SZM DISTRIBUTORS, INC.,
                              A NEVADA CORPORATION,
                           SZMD ACQUISITION II, INC.,
                             A DELAWARE CORPORATION



                                       AND


                              TNX TELEVISION, INC.,
                             A DELAWARE CORPORATION






===============================================================================

                         LIST OF SCHEDULES AND EXHIBITS
                                       TO
                          AGREEMENT AND PLAN OF MERGER

         SCHEDULES

         Schedule 4.1(a)            Company and Acquisition Subsidiaries

         Schedule 4.1(b)            Company and Acquisition Conflicts

         Schedule 4.1(c)            Company Capitalization

         Schedule 4.1(d)            Company Financial Statements

         Schedule 4.1(g)            Issuance of Company Securities

         Schedule 4.1(i)            Company Taxes

         Schedule 4.1(l)            Company and Acquisition Legal Proceedings

         Schedule 4.1(m)            Company and Acquisition Changes or Events

         Schedule 4.2(d)            TNX Financial Statements

         Schedule 4.2(i)            TNX Legal Proceedings

         Schedule 4.2(g)            TNX Liabilities

         Schedule 4.2(m)            TNX Compliance with Law


         EXHIBITS

         Exhibit 6.1(a)        Company Certified Resolutions

         Exhibit 6.1(a2)       Acquisition Certified Resolutions

         Exhibit 6.1(b)        Opinion of Counsel to the Company and Acquisition

         Exhibit 6.1(d)        Company Officer's Certificate

         Exhibit 6.1(d2)       Acquisition Officer's Certificate

         Exhibit 6.2(a)        TNX Certified Resolutions

         Exhibit 6.2(b)        Opinion of TNX counsel

         Exhibit 6.2(d)        TNX Officer's Certificate

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 12, 2003, by and between SZM Distributors, Inc., a Nevada corporation (the "Company"), SZMD Acquisition II, Inc., a Delaware corporation ("Acquisition") and TNX Television, Inc., a Delaware corporation ("TNX").

                                    RECITALS

         WHEREAS, the Company and TNX desire to merge Acquisition with and into TNX whereby TNX shall be the surviving entity pursuant to the terms and conditions set forth herein and whereby the transaction shall qualify as a tax free exchange pursuant to Section 351 of the Internal Revenue Code (the "IRC");

         WHEREAS, in furtherance of such combination, the Boards of Directors of the Company, Acquisition, and TNX have each approved the merger of Acquisition with and into TNX (the "Merger"), upon the terms and subject to the conditions set forth herein, in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"); and

         WHEREAS, the shareholder of TNX desire to exchange all of its shares of the capital stock of TNX (the "TNX Capital Stock") for shares of the capital stock of the Company (the "Company Capital Stock") as a tax free exchange pursuant to Section 351 of the IRC.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

         1.1 THE MERGER. At the Effective Time (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement and the DGCL Acquisition shall be merged with and into TNX pursuant to the Merger. Following the Merger, TNX shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. As part of the Merger and as more fully described in Section 2.1, (i) the 25,136,709 issued and outstanding shares of the TNX Common Stock shall be exchanged for Company Common Stock at the Exchange Ratio and (ii) each share of Acquisition's issued and outstanding of common stock, par value $.001 per share (the "Acquisition Common Stock"), shall be converted into one validly issued, fully paid and non-assessable share of common stock, $.001, of the Surviving Corporation (the "Surviving Corporation Common Stock").

         1.2 EFFECTIVE TIME. The Merger shall be consummated as promptly as practicable after satisfaction of all conditions to the Merger set forth herein, by filing with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), and all other appropriate documents, executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger. The time of such filing shall be referred to herein as the "Effective Time."

         1.3 EFFECTS OF THE MERGER. At the Effective Time, all the rights, privileges, immunities, powers and franchises of Acquisition and TNX and all property, real, personal and mixed, and every other interest of, or belonging to or due to each of Acquisition and TNX shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Acquisition and TNX, shall become the debts, liabilities, obligations and duties of the Surviving Corporation without further act or deed, all in the manner and to the full extent provided by the DGCL. Whenever a conveyance, assignment, transfer, deed or other instrument or act is necessary to vest any property or right in the Surviving Corporation, the directors and officers of the respective constituent corporations shall execute, acknowledge and deliver such instruments and perform such acts, for which purpose the separate existence of the constituent corporations and the authority of their respective directors and officers shall continue, notwithstanding the Merger.

         1.4 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of TNX, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation and thereafter may be amended or repealed in accordance with its terms and applicable law.

         1.5 BY-LAWS. At the Effective Time and without any further action on the part of Acquisition and TNX, the By-laws of TNX shall be the By-laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

         1.6 DIRECTORS. The directors of TNX at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

         1.7 OFFICERS. The officers of TNX at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

         1.8 TAX-FREE REORGANIZATION. The parties intend that the Merger shall be treated as a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"). No party shall take any action or fail to take any action that would adversely affect the treatment of the Merger as a tax-free exchange.

                                   ARTICLE II

                            CONVERSION OF TNX SHARES

         2.1 EXCHANGE AND CANCELLATION OF TNX COMMON STOCK.

                  (a) Subject to the provisions of Sections 2.2 and 2.3, each share of TNX Common Stock (the "TNX Common Stock Shares") issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 2.1(b), shall, be converted equal into one (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Company Common Stock (the "Company Common Stock Shares"). As of the Effective Time, each TNX Common Stock Share shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any TNX Common Stock Share shall cease to have any rights with respect thereto other than the right to receive Company Common Stock Shares to be issued in consideration therefor upon the surrender of such certificate.

                  (b) Each share of TNX Capital Stock held in the treasury of TNX and each share of TNX Capital Stock owned by Acquisition or Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

                  (c) Each issued and outstanding share of Acquisition Common Stock shall be converted into one validly issued, fully paid and nonassessable share of Surviving Corporation Common Stock.

         2.2 ADJUSTMENT OF THE EXCHANGE RATIO. In the event that, prior to the Effective Time, any stock split, combination, reclassification or stock dividend with respect to the Company Common Stock, any change or conversion of Company Common Stock into other securities or any other dividend or distribution with respect to the Company Common Stock (other than regular quarterly dividends) should occur or, if a record date with respect to any of the foregoing should occur, appropriate and proportionate adjustments shall be made to the Exchange Ratio, and thereafter all references to an Exchange Ratio shall be deemed to be to such Exchange Ratio as so adjusted.

         2.3 NO FRACTIONAL SHARES. No certificates or script representing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of certificates and such fractional share shall not entitle the record or beneficial owner thereof to vote or to any other rights as a stockholder of the Company. The number of shares of Company Common Stock to be issued shall be rounded up to the nearest whole share.

         2.4 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either TNX or Acquisition or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either TNX or Acquisition, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of TNX or Acquisition, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of TNX or Acquisition, as applicable, and otherwise to carry out the purposes of this Agreement.

                                   ARTICLE III

                                     CLOSING

         Subject to satisfaction of the conditions to closing set forth in this Agreement and unless this Agreement is otherwise terminated in accordance with the provisions contained herein, the closing of the Merger and the Contemplated Transactions (the "Closing") shall take place at the offices of Gottbetter & Partners, LLP, 488 Madison Avenue, New York, New York as promptly as practicable after satisfaction of the conditions set forth in this Agreement, which in no event shall be more than ten days from the date of (the "Closing Date").

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND ACQUISITION. Each of Acquisition and the Company hereby make the following representations and warranties to TNX, all of which shall survive the Closing:

         (a) ORGANIZATION AND GOOD STANDING. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it owns or uses, and to perform all its obligations under this Agreement and the Applicable Contracts. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it owns or uses, and to perform all its obligations under this Agreement. Company has no subsidiaries other than
Acquisition and as set forth on Schedule 4.1(a) hereto (individually, a "SUBSIDIARY" and collectively, the "SUBSIDIARIES"). Acquisition has no Subsidiaries. Each of the Subsidiaries is a corporation, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the full corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each of the Company and Acquisition is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

         (b) AUTHORITY; NO CONFLICT.

                  i. This Agreement and any agreement executed in connection herewith constitute the legal, valid and binding obligations of the Company and Acquisition, enforceable against the Company and Acquisition in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency and other laws affecting the rights of creditors and by general equitable principles. The Company has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and any agreement executed in connection herewith and to perform its obligations hereunder and thereunder.

                  ii. Except as set forth in Schedule 4.1(b) hereto, neither the execution and delivery of this Agreement by each of the Company and Acquisition, nor the consummation or performance by each of any of its respective obligations contained in this Agreement or in connection with the Contemplated Transactions will directly or indirectly (with or without notice or lapse of time):

                           a. contravene, conflict with or result in a violation
of (x) any provision of the Organizational Documents of the Company or Acquisition, as the case may be, or (y) any resolution adopted by the board of directors or the shareholders of the Company or Acquisition, as the case may be;

                           b. contravene, conflict with or result in a violation
of, or give any governmental body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or Acquisition or any of the assets owned or used by the Company or Acquisition may be subject;

                           c. contravene, conflict with or result in a violation
or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, this Agreement, or any Applicable Contract;

                           d.  result  in  the  imposition  or  creation  of any
material encumbrance upon or with respect to any of the material assets owned or used by the Company or Acquisition;

                           e. cause the Company or Acquisition to become subject
to, or to become liable for the payment of, any tax; or

                           f.  cause any of the assets  owned by the  Company or
Acquisition to be reassessed or revalued by any taxing authority or other governmental body, except in connection with the transfer of real estate pursuant to this Agreement or the Contemplated Transactions.

         (c) CAPITALIZATION. The entire authorized Company Capital Stock consists of 50,000,000 shares of Company Common Stock, of which 10,000,000 shares are issued and outstanding and 5,000,000 shares of preferred stock, par value $.001 per share, of which no shares are issued and outstanding. There are no other outstanding equity securities of the Company. No legend or other reference to any purported encumbrance appears upon any certificate representing the Company Capital Stock other than a standard Securities Act legend. All of the issued and outstanding shares of the Company Capital Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for this Agreement and as disclosed in Schedule 4.1(c) hereto, there are no outstanding options, warrants, script, rights to subscribe to, registration rights, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of the Company Common Stock, or contracts, commitments, understandings, or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of the Company Common Stock, or securities or rights convertible or exchangeable into shares of the Company Common Stock. None of the outstanding Company Capital Stock was issued in violation of the Securities Act or any other legal requirement.

         (d) FINANCIAL STATEMENTS. The Company has delivered to TNX a balance sheet of the Company as at June 30, 2003 (the "Company Balance Sheet"), and a statement of operations for the period from inception to June 30, 2003. Such financial statements are set forth in Schedule 4.1(d) hereto and fairly present the financial condition and the results of the operations of the Company as at June 30, 2003 of and for the period then ended.

         (e) SEC FILINGS. The Company has filed all reports required to be filed with the SEC under the rules and regulations of the SEC.

         (f) ABSENCE OF MATERIAL ADVERSE CHANGE. Since the date of the Company Balance Sheet, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company's business or financial condition.

         (g) ISSUANCE OF COMPANY SECURITIES. The Company Common Stock Shares when issued in accordance with this Agreement shall be duly authorized, validly issued, fully-paid and nonassessable. Except as set forth in Schedule 4.1(g) hereto, there is no equity line of credit or convertible security or instrument outstanding of the Company; PROVIDED, HOWEVER, that nothing contained in this
Section 4.1(g) shall be deemed to permit any equity line of credit or convertible security or instrument of the Company.

         (h) UNDISCLOSED LIABILITIES. Except as disclosed in any Schedule to this Agreement, none of the Company, Acquisition or the Subsidiaries has any obligations or liabilities (contingent or otherwise) in an amount in excess of Fifty Thousand Dollars ($50,000) in the aggregate.

         (i) TAXES.

                  i. The Company has filed or caused to be filed on a timely basis all tax returns that are or were required to be filed by it pursuant to applicable Legal Requirements. The Company has paid, or made provision for the payment of, all taxes that have or may have become due pursuant to those tax returns or otherwise, or pursuant to any assessment received by the Company, except such taxes, if any, as are listed in Schedule 4.1(i) hereto and are being contested in good faith as to which adequate reserves have been provided in the Company Balance Sheet.

                  ii. All tax returns filed by the Company are true, correct and complete in all material respects.

         (j) EMPLOYEE BENEFITS. The Company does not sponsor or otherwise maintain a "pension plan" within the meaning of Section 3(2) of ERISA or any other retirement plan other than the Company Profit Sharing and 401(k) Plan and Trust that is intended to qualify under Section 401 of the Code, nor do any unfunded liabilities exist with respect to any employee benefit plan, past or present. No employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in Section 4975 of the Code, which may have a material adverse effect on the condition, financial or otherwise, of the Company.

         (k) GOVERNMENTAL AUTHORIZATIONS. The Company, Acquisition and the Subsidiaries have all permits that are or will be legally required to enable them to conduct their business in all material respects as now conducted.

         (l) LEGAL PROCEEDINGS; ORDERS.

                  i. Except as set forth in Schedule 4.1(l) hereto, there is no material pending Proceeding:

                           a. that has been commenced by or against the Company,
Acquisition or the Subsidiaries, or any of the assets owned or used by, the Company, Acquisition or the Subsidiaries; or

                           b. that  challenges,  or that may have the  effect of
preventing, delaying, making illegal, or otherwise interfering with, any Contemplated Transactions.

                           ii. Except as set forth in Schedule 4.1(l) hereto:

                                    a. there is no  material  Order to which the
Company or the Subsidiaries, or any of the assets owned or used by the Company, Acquisition or the Subsidiaries, is subject; and

                                    b. no officer,  director, agent, or employee
of the Company or Acquisition is subject to any material Order that prohibits such offer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or Acquisition, as the case may be.

         (m)  ABSENCE  OF CERTAIN  CHANGES  AND  EVENTS.  Except as set forth in
Schedule 4.1(m) hereto, since the date of the Company Balance Sheet, the Company and the Subsidiaries and Acquisition, since the date of its inception, have conducted their business only in the Ordinary Course of Business, there has not been any material adverse effect on the Company's, Acquisition's or the Subsidiaries' business or operations, and there has not been any:

                  i. change in the authorized or issued Company Capital Stock or the authorized or issued capital stock of Acquisition and the Subsidiaries; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any equity lines of credit, security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition or payment of any dividend or other distribution or payment in respect of shares of capital stock;

                  ii. amendment to the Organizational Documents of the Company, Acquisition or the Subsidiaries;

                  iii. damage to or destruction or loss of any material asset or property of the Company, Acquisition or the Subsidiaries, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company, Acquisition or the Subsidiaries;

                  iv. receipt of notice that any of their substantial customers have terminated or intends to terminate their relationship, which termination would have a material adverse effect on their financial condition, results or operations, business assets or properties;

                  v. entry into any transaction other than in the Ordinary Course of Business;

                  vi. entry into, termination of, or receipt of written notice of termination of any material (i) license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) contract or transaction;

                  vii. sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Company, Acquisition or the Subsidiaries or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company, Acquisition or the Subsidiaries;

                  viii. cancellation or waiver of any claims or rights with a value to the Company in excess of $10,000;

                  ix. material change in the accounting methods used by the Company, Acquisition or the Subsidiaries; or

                  x. agreement, whether oral or written, by the Company, Acquisition or the Subsidiaries to do any of the foregoing.

         (n)  NO  DEFAULT  OR  VIOLATION.  The  Company,   Acquisition  and  the
Subsidiaries (i) are in material compliance with all applicable terms and requirements of each material contract under which they have or had any obligation or liability or by which they or any of the assets owned or used by them is or was bound and (ii) is not in material violation of any Legal Requirement.

         (o) CERTAIN PAYMENTS. Since the date of the Company Balance Sheet, neither the Company, Acquisition or the Subsidiaries, nor any director, officer, agent or employee of the Company or the Subsidiaries has directly or indirectly
(a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured,
(iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, Acquisition or the Subsidiaries or (iv) in violation of any Legal Requirement, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company, Acquisition or the Subsidiaries.

         (p) BROKERS OR FINDERS. Except for the fees referenced in the Advisory Agreement, the Company and Acquisition have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

         4.2 REPRESENTATIONS AND WARRANTIES OF TNX. TNX hereby makes the following representations and warranties to the Company, all of which shall survive the Closing:

         (a) ORGANIZATION AND GOOD STANDING. TNX is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to conduct its businesses as it is now being conducted, to own or use the properties and assets that it owns or uses, and to perform all of its obligations under this Agreement. TNCI UK Ltd., a corporation registered under the laws of England and Wales and a wholly owned subsidiary of TNX ("TNCI"), is a corporation duly incorporated and validly existing under the laws of the country of England, with full corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it owns or uses. TNX has no other Subsidiaries other than TNX Limited, a corporation registered under the laws of England and Wales (which is a wholly-owned dormant subsidiary of TNCI) and TNCI. The entire issued share capital in TNCI is beneficially owned by TNX and, subject to UK stamp duty being paid on the transfers of the shares in TNCI to TNX, TNX is entitled, without requiring the consent of any other person, to be registered in the statutory books of TNCI as the holder of all of TNCI's issued shares. Each of the Company and TNCI is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

         (b) AUTHORITY; NO CONFLICT.

                  i. This Agreement and any agreement executed in connection herewith have been duly authorized by all required action of TNX and constitute the legal, valid and binding obligations of TNX, enforceable against TNX in accordance with their respective terms. TNX has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and such other agreements and to perform its obligations hereunder and thereunder.

                  ii Neither the execution and delivery of this Agreement by TNX, nor the consummation or performance by TNX or TNCI of any of TNX's obligations contained in this Agreement or in connection with the Contemplated Transactions by the Company will, directly or indirectly (with or without notice or lapse of time):

                  a. contravene, conflict with or result in a violation of (x) any provision of the Organizational Documents of TNX or TNCI or (y) any resolution adopted by the board of directors or the shareholders of TNX or TNCI;

                  b. contravene, conflict with or result in a violation of, or give any governmental body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which TNX or TNCI or any of the assets owned or used by TNX or TNCI may be subject;

                  c. contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, this Agreement or any Applicable Contract;

                  d. result in the imposition or creation of any material encumbrance upon or with respect to any of the material assets owned or used by TNX or TNCI;

                  e. cause TNX or TNCI to become subject to, or to become liable for the payment of, any tax; or

                  f. cause any of the assets owned by TNX or TNCI to be reassessed or revalued by any taxing authority or other governmental body, except in connection with the transfer of real estate pursuant to this Agreement or the Contemplated Transactions.

                  iii. neither TNX nor TNCI is required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

         (c) CAPITALIZATION. The entire authorized TNX Capital Stock consists of 80,000,000 shares of TNX Common Stock, of which 25,136,709 shares are issued and outstanding and 30,000,000 shares of preferred stock of which no shares are outstanding. With the exception of the TNX Common Stock Shares, there are no other outstanding equity securities of the Company. No legend or other reference to any purported encumbrance appears upon any certificate representing the TNX Common Stock Shares. The TNX Common Stock Shares have been duly authorized and validly issued and are fully paid and non-assessable. Except as disclosed in schedule 4.2(c), there are no outstanding options, warrants, script, rights to subscribe to, registration rights, calls or commitments of any character whatsoever relating to, or, securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of TNX Common Stock, or contracts, commitments, understandings, or arrangements by which TNX, TNCI or any subsidiaries is or may become bound to issue additional shares of TNX Common Stock, or securities or rights convertible or exchangeable into shares of TNX Common Stock. None of the outstanding TNX Common Stock Shares or ordinary shares of TNCI par value of (pound)0.0002 (TNCI Common Stock) were issued in violation of the Securities Act or any other legal requirement. Neither TNX nor TNCI owns, and both have no contracts to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

         (d) FINANCIAL STATEMENTS. TNX has delivered to the Company a balance sheet of TNCI as at June 30, 2003 (the "TNCI Balance Sheet"), and a statement of operations for the period from June 1, 1999 to June 30, 2003. Such financial statements are set forth in Schedule 4.2(d) hereto and fairly present the financial condition and the results of operations of TNCI as at June 30, 2003 of and for the period then ended.

         (e) ABSENCE OF MATERIAL ADVERSE CHANGE. Since the date of the most recent TNCI Balance Sheet provided under Section 4.2(d) hereof, except as set forth in Schedule 4.1(e) hereto, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a material adverse effect on TNX or TNCI.

         (f) BOOKS AND RECORDS. The books of account, minute books, stock record books, and other records of TNX and TNCI, all of which have been made available to the Company, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of each of TNX and TNCI contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Board of Directors, and any committees of the Board of Directors of each of TNX and TNCI.

         (g) NO UNDISCLOSED LIABILITIES. There are no material liabilities of either TNX or TNCI, whether absolute, accrued, contingent, or otherwise, other than:

                  i. Liabilities set forth on, reserved against or reflected in the TNCI Balance Sheet;

                  ii. Liabilities disclosed in this Agreement, the Exhibits attached hereto, and in Schedule 4.2(g) or lists furnished pursuant hereto; or

                  iii. Liabilities incurred in the Ordinary Course of Business since the TNCI Balance Sheet date, none of which had or is likely to have a material adverse effect on the business, financial condition or results of operations of either TNX or TNCI, and none of which is required to be recorded under GAAP in respect of any period prior to the TNCI Balance Sheet date, and none of which is in respect of a material claim for damages, fines or other legal relief.

         (h) TITLE TO PROPERTIES; ENCUMBRANCES. Each of TNX and TNCI has good and marketable title to all the properties, interest in such properties and assets, real and personal, reflected in the TNCI Balance Sheet or acquired after the date of such balance sheet (except properties, interests and assets sold or otherwise disposed of since such date, in the Ordinary Course of Business), free and clear of all mortgages, liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in such balance sheet, (ii) liens for current taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair the value of such properties or the present business operations at such properties.

         (i) LEGAL PROCEEDINGS; ORDERS.

                  i. Except as set forth in Schedule 4.2(i) hereto, there is no material pending Proceeding:

                           a.  that  has  been  commenced  or  threatened  by or
against TNX or TNCI or any of its officers and directors as such or that otherwise relates to or may affect the business of, or any of the assets owned or used by, TNX or TNCI; or

                           b. that  challenges,  or that may have the  effect of
preventing, delaying, making illegal, or otherwise interfering with, any Contemplated Transactions.

                  ii. Except as set forth in Schedule 4.2(i) hereto:

                           a. there is no  material  Order to which TNX or TNCI,
or any of the assets owned or used by TNX or TNCI, is subject; and

                           b. no officer, director, agent, or employee of TNX or
TNCI is subject to any material Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of TNX or TNCI.

         (j) BROKERS OR FINDERS. Neither TNX nor TNCI have incurred liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

         (k) NO DEFAULT OR VIOLATION. TNX and TNCI (i) are in material compliance with all applicable terms and requirements of each contract under which TNX and TNCI, respectively, has or had any obligation or liability or by which TNX and TNCI, respectively, or any of the assets owned or used by TNX and TNCI, respectively, are or were bound and (ii) are not in violation of any Legal Requirement.

         (l) TAXES.

                  i. TNX and TNCI have filed or caused to be filed on a timely basis all tax returns that are or were required to be filed by it pursuant to applicable Legal Requirements. TNX and TNCI have paid, or made provision for the payment of, all taxes that have or may have become due pursuant to those tax returns or otherwise, or pursuant to any assessment received by TNX or TNCI, except such taxes, if any, as are listed in Schedule 4.2(l) hereto and are being contested in good faith as to which adequate reserves have been provided in the TNCI Balance Sheets.

                  ii. All tax returns filed by TNX and TNCI are true, correct and complete in all material respects.

         (m)  ABSENCE  OF CERTAIN  CHANGES  AND  EVENTS.  Except as set forth in
Schedule 4.2(m) hereto, since the date of the TNCI Balance Sheet, TNX and TNCI have conducted their business only in the Ordinary Course of Business, there has not been any material adverse effect on either TNX's or TNCI's business or operations, and there has not been any:

                  i. change in the authorized or issued capital stock of TNX; grant of any stock option or right to purchase shares of capital stock of TNX or TNCI; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition or payment of any dividend or other distribution or payment in respect of shares of capital stock;

                  ii. amendment to the Organizational Documents of TNX or TNCI;

                  iii. damage to or destruction or loss of any asset or property of TNX or TNCI, whether or not covered by insurance or any other event or circumstance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of TNX or TNCI;

                  iv. receipt of notice that any of its substantial customers have terminated or intends to terminate their relationship, which termination would have a material adverse effect on its financial condition, results or operations, business assets or properties;

                  v. entry into any transaction other than in the Ordinary Course of Business;

                  vi. entry into, termination of, or receipt of written notice of termination of any material (i) license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) contract or transaction;

                  vii.  sale  (other  than sales of  inventory  in the  Ordinary
Course of Business), lease, or other disposition of any asset or property of either TNX or TNCI or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of either TNX or TNCI;

                  viii. cancellation or waiver of any claims or rights with a value to TNX or TNCI in excess of $10,000;

                  ix. material change in the accounting methods used by TNX or TNCI;

                  x. increase in salaries or bonuses or retention of any new consultant, or executive; or

                  xi. agreement, whether oral or written, by TNX or TNCI to do any of the foregoing.

         (n) COMPLIANCE WITH LAW. Except as set forth in Schedule 4.2(n) hereto:

         (a) Each of TNX and TNCI has complied in all material respects with, and is not in violation of, in any material respect, any Law to which it or its business is subject; and

         (b) Each of TNX and TNCI has obtained all licenses, permits, certificates or other governmental authorizations (collectively "Authorizations") necessary for the ownership or use of its assets and properties or the conduct of its business other than Authorizations (i) which are ministerial in nature and which neither TNX nor TNCI, as the case may be, have reason to believe would not be issued in due course and (ii) which, the failure of TNX or TNCI, as the case may be, to possess, would not subject TNX or TNCI, as the case may be, to penalties other than fines not to exceed $20,000 in the aggregate ("Immaterial Authorizations"); and

         (c) Each of TNX and TNCI has not received written notice of violation of, or knows of any material violation of, any Laws to which it or its business is subject or any Authorization necessary for the ownership or use of its assets and properties or the conduct of its business (other than Immaterial Authorizations).

         (d) ENVIRONMENTAL LAWS. Each of TNX and TNCI has not received any notice or claim (and is not aware of any facts that would form a reasonable basis for any claim), or entered into any negotiations or agreements with any other Person, and, to the best knowledge of each of TNX and TNCI, neither TNX nor TNCI is the subject of any investigation by any governmental or regulatory authority, domestic or foreign, relating to any material or potentially material liability or remedial action under any Environmental Laws. There are no pending or threatened actions, suits or proceedings against either TNX or TNCI or any of its respective properties, assets or operations asserting any such material liability or seeking any material remedial action in connection with any Environmental Laws.

         (e) INTELLECTUAL PROPERTY. (i) Each of TNX and TNCI owns, or is validly licensed or otherwise has the right to use, all patents, and patent rights ("Patents") and all trademarks, trade secrets, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (the "Intellectual Property Rights"), in each case, which are material to the conduct of the business of TNX and TNCI, respectively.

         (ii) To the best knowledge of TNX, each of TNX and TNCI has not interfered with, infringed upon (without license to infringe), misappropriated or otherwise come into conflict with any Patent of any other Person. Each of TNX and TNCI has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property Rights of any other Person. Each of TNX and TNCI has not received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, is appropriation or violation (including any claim that TNX and TNCI, as the case may be, must license or refrain from using any Patents or Intellectual Property Rights of any other Person) which has not been settled or otherwise fully resolved. To the best knowledge of TNX, no other Person has interfered with, infringed upon (without license to infringe), misappropriated or otherwise come into conflict with any Patents or Intellectual Property Rights of TNX and TNCI.

         (f) EMPLOYEES. (a) TNX and TNCI have complied in all respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, other than instances of non-compliance which, individually or in the aggregate, could not reasonably be expected to result in penalties other than fines in an amount not exceeding $50,000 in the aggregate, and neither TNX nor TNCI is liable for any arrears of wages or any taxes or penalties for failure to comply with any such Laws; (b) TNX believes that TNX's and TNCI's relations with its employees is satisfactory;
(c) there are no controversies pending or, to the best knowledge of TNX, threatened between TNX or TNCI and any of its employees, which controversies have or could reasonably be expected to have a material adverse effect; (d) neither TNX nor TNCI is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by TNX or TNCI, nor, to the best knowledge of TNX, are there any activities or proceedings of any labor union to organize any such employees; (e) there are no unfair labor practice complaints pending against TNX or TNCI before the National Labor Relations Board or any current union representation questions involving employees of TNX or TNCI; (f) there is no strike, slowdown, work stoppage or lockout existing, or, to the best knowledge of TNX, threatened, by or with respect to any employees of TNX or TNCI; (g) no charges are pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to TNX or TNCI; (h) there are no claims pending against TNX before any workers' compensation board; and (i) each of TNX and TNCI has not received notice that any Federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to TNX or TNCI and, to the best knowledge of TNX, no such investigation is in progress.

         (g) EMPLOYEE BENEFIT PLANS. There are no "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or "employee welfare benefit plans" (as defined in Section 3(1)of ERISA) maintained, or contributed to, by TNX or TNCI for the benefit of any current or any former employees, officers or directors of TNX or TNCI.

                                    ARTICLE V

                                    COVENANTS

         5.1 COVENANTS OF THE COMPANY AND ACQUISITION.


         (a) CONDUCT OF BUSINESS. Prior to and through the Closing Date, each of the Company and Acquisition shall:

                  i. conduct its business only in the Ordinary Course of Business;

                  ii. use its commercially reasonable efforts to preserve intact the current business organization of the Company and Acquisition, as the case may be, keep available the services of the current officers, employees and agents of the Company and Acquisition, as the case may be, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with the Company and Acquisition, as the case may be;

                  iii. not pay, incur or declare any dividends or distributions with respect to its shareholders or amend its Certificate of Incorporation or By-Laws, without the prior written consent of TNX;

                  iv. not authorize, issue, sell, purchase or redeem any shares of its capital stock or any options or other rights to acquire ownerships interests without the prior written consent of TNX;

                  v. not incur any indebtedness for money borrowed or issue and debt securities, or incur or suffer to be incurred any liability or obligation of any nature whatsoever, except those incurred in the Ordinary Course of Business, or cause or permit any material lien, encumbrance or security interest to be created or arise on or in respect of any material portion of its properties or assets;

                  vi. not make any investment of a capital nature either by purchased stock or securities, contribution to capital, property transfer or otherwise, or by the purchase of any property or assets of any other Person;

                  vii. not do any other act which would cause representation or warranty of the Company in this Agreement to be or become untrue in any material respect or that is not in the ordinary course of business consistent with past practice;

                  viii. report periodically to TNX concerning the status of the business and operations of the Company; and

                  ix. confer with TNX concerning operational matters of a material nature.

         (b) PROPOSALS; OTHER OFFERS. Commencing on the date of execution of this Agreement through the Closing Date, each of the Company and Acquisition shall not, directly or indirectly (whether through an employee, a representative, an agent or otherwise), solicit or encourage any inquiries or proposals, engage in negotiations for or consent to or enter into any agreement providing for the acquisition of its business. Each of the Company and Acquisition shall not, directly or indirectly (whether through an employee, a representative, an agent or otherwise) disclose any nonpublic information relating to the Company and Acquisition or afford access to any of the books, records or other properties of the Company and Acquisition to any person or entity that is considering, has considered or is making any such acquisition inquiry or proposal relating to the Company's and Acquisition's business.

         (c) FURTHER ASSURANCES. Prior to the Closing Date, with the cooperation of TNX where appropriate, each of the Company and Acquisition shall use commercially reasonable efforts to:

                  i. promptly comply with all filing requirements which federal, state or local law may impose on the Company or Acquisition, as the case may be, with respect to the Contemplated Transactions by this Agreement; and

                  ii. take all actions necessary to be taken, make any filing and obtain any consent, authorization or approval of or exemption by any governmental authority, regulatory agency or any other third party (including without limitation, any landlord or lessor of the Company and any party to whom notification is required to be delivered or from whom any form of consent is required) which is required to be filed or obtained by the Company or Acquisition in connection with the Contemplated Transactions by this Agreement.

         (d) ACCESS TO ADDITIONAL AGREEMENTS AND INFORMATION. Prior to the Closing Date, the Company and Acquisition shall make available to TNX (as well as its shareholders, counsel, accountants and other representatives) any and all agreements, contracts, documents, other instruments and personnel material of the Company's and Acquisition's business, including without limitation, those contracts to which the Company or Acquisition is a party and those by which each of its business or any of the Company's or Acquisition's assets are bound.

         (e) ACTIONS BY THE COMPANY AND ACQUISITION. Neither the Company nor Acquisition shall take any action or enter into any agreements or arrangements except in the Ordinary Course of Business and as may be required by this Agreement.

         (f) NO CHANGE IN CAPITAL STOCK. Prior to the Effective Time, no change will be made in the authorized, issued or outstanding capital stock of the Company, and no subscriptions, options, rights, warrants, calls, commitments or agreements relating to the authorized, issued or outstanding capital stock of the Company will be entered into, issued, granted or created.

         5.2 COVENANTS OF TNX.

         (a) CONDUCT OF BUSINESS. Prior to and through the Closing Date, TNX shall:

                  i. conduct its business only in the Ordinary Course of Business;

                  ii. use its commercially reasonable efforts to preserve intact the current business organization of TNX and TNCI, keep available the services of the current officers, employees and agents of TNX and TNCI, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with TNX and TNCI;

                  iii. not pay, incur or declare any dividends or distributions with respect to its shareholders or amend its Certificate of Incorporation or By-Laws, without the prior written consent of the Company;

                  iv. not authorize, issue, sell, purchase or redeem any shares of its capital stock or any options or other rights to acquire ownerships interests without the prior written consent of the Company;

                  v. not incur any indebtedness for money borrowed or issue and debt securities, or incur or suffer to be incurred any liability or obligation of any nature whatsoever, except those incurred in the Ordinary Course of Business, or cause or permit any material lien, encumbrance or security interest to be created or arise on or in respect of any material portion of its properties or assets;

                  vi. not make any investment of a capital nature either by purchased stock or securities, contribution to capital, property transfer or otherwise, or by the purchase of any property or assets of any other Person;

                  vii. not do any other act which would cause representation or warranty of TNX in this Agreement to be or become untrue in any material respect or that is not in the Ordinary Course of Business consistent with past practice;

                  viii. report periodically to the Company concerning the status of the business and operations of TNX and TNCI; and

                  ix. confer with the Company concerning operational matters of a material nature.

         (b) PROPOSALS; OTHER OFFERS. Commencing on the date of execution of this Agreement through the Closing Date, TNX shall not, directly or indirectly (whether through TNCI, an employee, a representative, an agent or otherwise), solicit or encourage any inquiries or proposals, engage in negotiations for or consent to or enter into any agreement providing for the acquisition of its business. Each of TNX and TNCI shall not, directly or indirectly (whether through an employee, a representative, an agent or otherwise) disclose any nonpublic information relating to TNX or TNCI or afford access to any of the books, records or other properties of TNX or TNCI to any person or entity that is considering, has considered or is making any such acquisition inquiry or proposal relating to TNX's or TNCI's business.

         (c) FURTHER ASSURANCES. Prior to the Closing Date, with the cooperation of the Company where appropriate, TNX shall:

                  i. promptly comply with all filing requirements which federal, state or local law may impose on TNX and TNCI with respect to the Contemplated Transactions by this Agreement; and

                  ii. take all actions necessary to be taken, make any filing and obtain any consent, authorization or approval of or exemption by any governmental authority, regulatory agency or any other third party (including without limitation, any landlord or lessor of the Company and any party to whom notification is required to be delivered or from whom any form of consent is required) which is required to be filed or obtained by TNX and TNCI in connection with the Contemplated Transactions by this Agreement.

         (d) ACTIONS BY TNX AND TNCI. Neither TNX nor TNCI shall take any action or enter into any agreements or arrangements except in the Ordinary Course of Business and as may be required by this Agreement.

                  (e) NO CHANGE IN CAPITAL STOCK. Prior to the Effective Time, no change will be made in the authorized, issued or outstanding capital stock of TNX, and no subscriptions, options, rights, warrants, calls, commitments or agreements relating to the authorized, issued or outstanding capital stock of TNX will be entered into, issued, granted or created.

         (f)  ACCESS TO  ADDITIONAL  AGREEMENTS  AND  INFORMATION.  Prior to the
Closing Date, TNX shall make available to the Company (as well as its shareholders, counsel, accountants and other representatives) any and all agreements, contracts, documents, other instruments and personnel material of TNX's and TNCI's business, including without limitation, those contracts to which TNX or TNCI is a party and those by which its business or any of TNX's or TNCI's assets are bound.

         5.3 GOVERNMENTAL FILINGS AND CONSENTS. The Company, Acquisition and TNX shall cooperate with one another in filing any necessary applications, reports or other documents with any federal or state agencies, authorities or bodies having jurisdiction with respect to the business of the Company or Acquisition or this Agreement and in seeking any necessary approval, consultation or prompt favorable action of, with or by any of such agencies, authorities or bodies.

         5.4 PUBLICITY. Any public announcement or press release relating to this Agreement or the Contemplated Transactions must be approved by TNX and the Company in writing before being made or released.



                                   ARTICLE VI

                                   CONDITIONS

         6.1 CONDITIONS TO OBLIGATIONS OF TNX. The obligation of TNX to consummate the Contemplated Transactions is subject to the fulfillment of each of the following conditions:

         (a) COPIES OF RESOLUTIONS. At the Closing (i) the Company shall have furnished TNX with a certificate of its Chief Executive Officer in the form of
EXHIBIT 6.1(A) annexed hereto, certifying that attached thereto are copies of resolutions duly adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and all other necessary or proper corporate action to enable the Company to comply with the terms of this Agreement and (ii) Acquisition shall have furnished TNX with a certificate of its Chief Executive Officer in the form of EXHIBIT 6.1(A2) annexed hereto, certifying that attached thereto are copies of resolutions duly adopted by the board of directors of Acquisition authorizing the execution, delivery and performance of this Agreement and all other necessary or proper corporate action to enable Acquisition to comply with the terms of this Agreement.

         (b) OPINION OF COMPANY'S COUNSEL. The Company shall have furnished to TNX, at the Closing, with an opinion of its legal counsel, dated as of the Closing Date, substantially in the form of EXHIBIT 6.1(B) annexed hereto.

         (c) ACCURACY OF REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF COVENANTS. Each of the representations and warranties of the Company and Acquisition set forth in this Agreement was true, correct and complete in all material respects when made and shall also be true, correct and complete in all material respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed by the Company and Acquisition at or prior to the Closing Date.

         (d) DELIVERY OF CERTIFICATE. (A) The Company shall have delivered to TNX a certificate, in the form of EXHIBIT 6.1(D) annexed hereto, dated the Closing Date, and signed by the Chief Executive Officer of the Company affirming that the representations and warranties as set forth in Section 4.1 were and are true, correct and complete as required by Section 6.1(c) and (B) Acquisition shall have delivered to TNX a certificate, in the form of EXHIBIT 6.1(D2) annexed hereto, dated the Closing Date, and signed by the Chief Executive Officer of Acquisition affirming that the representations and warranties as set forth in Section 4.1 were and are true, correct and complete as required by
Section 6.1(c).

         (e) CONSENTS AND WAIVERS. At the Closing, any and all necessary consents, authorizations, orders or approvals shall have been obtained, except as the same shall have been waived by TNX.

         (f) LITIGATION. On the Closing Date, there shall be no effective injunction, writ or preliminary restraining order or any order of any kind whatsoever with respect to the Company issued by a court or governmental agency (or other governmental or regulatory authority) of competent jurisdiction restraining or prohibiting the consummation of the Contemplated Transactions or making consummation thereof unduly burdensome to TNX. On the Closing Date and immediately prior to consummation of the Contemplated Transactions, no proceeding or lawsuit shall have been commenced, be pending or have been threatened by any governmental or regulatory agency or authority or any other Person with respect to the Contemplated Transactions.

         (g) DELIVERY OF DOCUMENTS AND OTHER INFORMATION. Prior to the Closing Date, the Company and Acquisition shall have made available or delivered to TNX all of the agreements, contracts, documents and other instruments required to be delivered pursuant to the provisions of this Agreement.

         6.2 CONDITIONS TO OBLIGATIONS OF THE COMPANY AND ACQUISITION. The obligations of the Company and Acquisition to consummate the Contemplated Transactions are subject to the fulfillment of each of the following conditions:

         (a) COPIES OF RESOLUTIONS. At the Closing, TNX shall have furnished the Company with a certificate of its Chief Executive Officer, in the form of
EXHIBIT 6.2(A) annexed hereto, certifying that attached thereto are copies of resolutions duly adopted by the board of directors of TNX authorizing the execution, delivery and performance of the terms of this Agreement and all other necessary or proper corporate action to enable TNX to comply with the terms of this Agreement.

         (b) OPINION OF TNX'S COUNSEL. TNX shall have furnished to the Company, at the Closing, with an opinion of counsel to TNX, dated as of the Closing Date, substantially in the form of EXHIBIT 6.2(B) annexed hereto.

         (c) ACCURACY OF REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF COVENANTS. Each of the representations and warranties of TNX was true, correct and complete in all material respects when made and shall also be true, correct and complete in all material respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date. TNX shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed by TNX at or prior to the Closing Date.

         (d) DELIVERY OF CERTIFICATE. TNX shall have delivered to the Company a certificate, in the form of EXHIBIT 6.2(D) annexed hereto, dated the Closing Date and signed by the Chief Executive Officer of TNX, affirming that the representations and warranties of TNX as set forth in Section 4.2 were and are true, correct and complete and TNX's agreements and covenants have been performed as required by Section 6.2(d).

         (e) CONSENTS AND WAIVERS.  On or prior to the Closing Date, any and all
necessary  consents,  authorizations,   orders  or  approvals  shall  have  been
obtained, except as the same shall have been waived by the Company.

         (f) LITIGATION. On the Closing Date, there shall be no effective injunction, writ or preliminary restraining order or any order of any kind whatsoever with respect to TNX issued by a court or governmental agency (or other governmental or regulatory authority) of competent jurisdiction restraining or prohibiting the consummation of the Contemplated Transactions or making the consummation thereof unduly burdensome to the Company or TNX. On the Closing Date, no proceeding or lawsuit shall have been commenced, threatened or be pending or by any governmental or regulatory agency or authority or any other person with respect to the Contemplated Transactions.

         (g) DELIVERY OF DOCUMENTS AND OTHER INFORMATION. Prior to the Closing Date, TNX shall have made available or delivered to the Company all of the agreements, contracts, documents and other instruments required to be delivered pursuant to the provisions of this Agreement.

                                   ARTICLE VII

                                   TERMINATION

         7.1 TERMINATION BY MUTUAL AGREEMENT. This Agreement may be terminated at any time by mutual consent of the parties hereto, provided that such consent to terminate is in writing and is signed by each of the parties hereto.

         7.2 TERMINATION FOR FAILURE TO CLOSE. This Agreement shall be automatically terminated if the Closing shall not have occurred within ten (10) days of the date hereof (except if such 10th day is not a Business Day, then the next Business Day).

         7.3 TERMINATION BY OPERATION OF LAW. This Agreement may be terminated by any party hereto if there shall be any statute, rule or regulation that renders consummation of the Contemplated Transactions illegal or otherwise prohibited, or a court of competent jurisdiction or any government (or governmental authority) shall have issued an order, decree or ruling, or has taken any other action restraining, enjoining or otherwise prohibiting the consummation of such transactions and such order, decree, ruling or other action shall have become final and nonappealable.

         7.4 TERMINATION FOR FAILURE TO PERFORM COVENANTS OR CONDITIONS. This Agreement may be terminated prior to the Closing Date:

         (a) by TNX if: (i) any of the representations and warranties made in this Agreement by the Company or Acquisition shall not be materially true and correct, when made or at any time prior to consummation of the Contemplated Transactions as if made at and as of such time; (ii) any of the conditions set forth in Section 6.1 hereof have not been fulfilled in all material respects by the Closing Date; (iii) the Company or Acquisition shall have failed to observe or perform any of its material obligations under this Agreement; or (iv) as otherwise set forth herein; or

         (b) by the Company or Acquisition if: (i) any of the representations and warranties of TNX shall not be materially true and correct when made or at any time prior to consummation of the Contemplated Transactions as if made at and as of such time; (ii) any of the conditions set forth in Section 6.2 hereof have not been fulfilled in all material respects by the Closing Date; (iii) TNX shall have failed to observe or perform any of their material respective obligations under this Agreement; or (iv) as otherwise set forth herein.

         7.5 EFFECT OF TERMINATION OR DEFAULT; REMEDIES. In the event of termination of this Agreement as set forth above, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, provided that such party is a Non-Defaulting Party (as defined below). The foregoing shall not relieve any party from liability for damages actually incurred as a result of such party's breach of any term or provision of this Agreement.

         7.6 REMEDIES; SPECIFIC PERFORMANCE. In the event that any party shall fail or refuse to consummate the Contemplated Transactions or if any default under or beach of any representation, warranty, covenant or condition of this Agreement on the part of any party (the "Defaulting Party") shall have occurred that results in the failure to consummate the Contemplated Transactions, then in addition to the other remedies provided herein, the non-defaulting party (the "Non-Defaulting Party") shall be entitled to seek and obtain money damages from the Defaulting Party, or may seek to obtain an order of specific performance thereof against the Defaulting Party from a court of competent jurisdiction, provided that the Non-Defaulting Party seeking such protection must file its request with such court within forty-five (45) days after it becomes aware of the Defaulting Party's failure, refusal, default or breach. In addition, the Non-Defaulting Party shall be entitled to obtain from the Defaulting Party court costs and reasonable attorneys' fees incurred in connection with or in pursuit of enforcing the rights and remedies provided hereunder.

                                  ARTICLE VIII

                            SURVIVAL; INDEMNIFICATION

         8.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF THE COMPANY. All representations and warranties of the Company shall survive the execution and delivery of this Agreement and the Closing hereunder and shall thereafter continue in full force and effect until the the second anniversary of the Closing Date and shall then terminate except to the extent that notice of the Company's or Acquisition liability in respect of any inaccuracy in or breach of any representation or warranty shall have been given on or prior to such second anniversary.

         8.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF TNX. All representations and warranties of TNX shall terminate upon the Closing except to the extent that notice of TNX's liability in respect of any inaccuracy in or breach of any representation or warranty shall have been given on or prior to Closing.

         8.3 OBLIGATION OF THE COMPANY TO INDEMNIFY. The Company agrees to indemnify, defend and hold harmless TNX (and its directors, officers, employees, affiliates, shareholders, debenture holders, agents, attorneys, successors and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' and consultants' fees and disbursements) (collectively, "Losses") based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of the Company contained in this Agreement or in the Schedules and Exhibits hereto or (ii) breach by the Company of any covenant or agreement contained in this Agreement. Losses specifically does not include economic loss from the decrease in the per Share Market Value of the Company Common Stock.

         8.4 OBLIGATION OF TNX TO INDEMNIFY. TNX agrees to indemnify, defend and hold harmless the Company (and its directors, officers, employees, affiliates, shareholders, agents, attorneys, successors and assigns) from and against any Losses based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of TNX contained in this Agreement or in the schedules and or (ii) breach by TNX of any covenant or agreement contained in this Agreement.

         8.5 NOTICE AND OPPORTUNITY TO DEFEND. (a) Promptly after receipt by any Person entitled to indemnity under this Agreement (an "Indemnitee") of notice of any demand, claim or circumstances which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, the Indemnitee shall give notice thereof (the "Claims Notice") to any other party (or parties) who is or may be obligated to provide indemnification pursuant to Section 8.3 or 8.4 (the "Indemnifying Party"). The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.

         (b) The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within 30 days after the date the Claims Notice is given (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability and all reasonable expenses incurred by the Indemnitee in defending or compromising such Asserted Liability, all amounts required to be paid in connection with any such Asserted Liability pursuant to the determination of any court, governmental or regulatory body or arbitrator, and amounts required to be paid in connection with any compromise or settlement consented to by the Indemnitee, shall be borne by the Indemnifying Party. Except as otherwise provided in the immediately preceding sentence, the Indemnitee may not settle or compromise any claim over the objection of the Indemnifying Party. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in (but the Indemnitee may not control) the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

                                   ARTICLE IX

                                   DEFINITIONS

         The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement.

         "APPLICABLE CONTRACT" means any Contract (a) under which the Company has or may acquire any rights, (b) under which the Company, TNX or TNCI, as the case may be, has or may become subject to any obligation or liability or (c) by which the Company, TNX or TNCI, as the case may be, or any of the assets owned or used by it is or may become bound.

         "CONTEMPLATED TRANSACTIONS" means all of the transactions contemplated by this Agreement, including, without limitation:

         (1) the Merger; and

         (2) the performance by the parties of their respective covenants and obligations under this Agreement.

         "ENVIRONMENTAL LAWS" means all applicable federal, state, local or foreign laws, rules and regulations, orders, decrees, judgments, permits, filings and licenses relating (i) to protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous substances and (ii) the health or safety of employees in the workplace environment, all as amended from time to time, and shall also include any common law theory based on nuisance, trespass, negligence or other tortious conduct.

         "ERISA" means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to such law or any successor law.

         "LAW" means all applicable laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, judgments or decrees entered, enacted, promulgated, enforced or issued by any court or other governmental or regulatory authority, domestic or foreign.

         "LEGAL  REQUIREMENT"  means  any  federal,   state,  local,  municipal,
foreign, international, multinational or other administrative law, ordinance, principle of common law, regulation, statute, treaty, court or arbitrator.

         "ORDER" means any award, decision, injunction, judgment, order, ruling,
subpoena  or  verdict   entered,   issued,   made  or  rendered  by  any  court,
administrative agency or other governmental body or by any arbitrator.

         "ORDINARY COURSE OF BUSINESS" means an action taken by a Person where:

         (1) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

         (2) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

         (3) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

         "ORGANIZATIONAL   DOCUMENTS"  means  the  articles  or  certificate  of
incorporation and the by-laws of a corporation and any amendment thereto.

         "PER SHARE MARKET VALUE" of the Company Common Stock means on any particular date (a) the last sale price of shares of Company Common Stock on such date or, if no such sale takes place on such date, the last sale price on the most recent prior date, in each case as officially reported on the principal national securities exchange on which the Company Common Stock is then listed or admitted to trading, or (b) if the Company Common Stock is not then listed or admitted to trading on any national securities exchange, the closing bid price per share as reported by Nasdaq Stock Market, Inc. (the "Nasdaq"), or (c) if the Company Common Stock is not then listed or admitted to trading on the Nasdaq, the closing bid price per share of the Company Common Stock on such date as reported on the National Association of Securities Dealers, Inc. over-the counter Bulletin Board (the "OTCBB") or if there is no such price on such date, then the last bid price on the date nearest preceding such date, or (d) if the Company Common Stock is not quoted on the OTCBB, the closing bid price for a share of Company Common Stock on such date in the over-the-counter market as reported by the Pinksheets LLC (or similar organization or agency succeeding to its functions of reporting prices) or if there is no such price on such date, then the last bid price on the date nearest preceding such date, or (e) if the Company Common Stock is not publicly traded, the fair market value of a share of the Company Common Stock as determined by an appraiser selected in good faith by TNX.

         "PERSON" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or governmental body.

         "PROCEEDING" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any governmental body or arbitrator.

         "SEC" means the United States Securities and Exchange Commission.

         "SECURITIES ACT" means the Securities Act of 1933, as amended.

                                    ARTICLE X

                                  MISCELLANEOUS

         10.1 FEES AND EXPENSES. Except as otherwise provided in this Agreement, each party hereto will bear its own legal, accounting and other fees and expenses incident to the Contemplated Transactions herein. Any fees and expenses required to be paid by any party hereunder shall be limited to reasonable and necessary fees and expenses

         10.2 MODIFICATION, AMENDMENTS AND WAIVER. The parties hereto may amend, modify or otherwise waive any provision of this Agreement by mutual consent, provided that such consent and any amendment, modification or waiver is in writing and is signed by each of the parties hereto.

         10.3 ASSIGNMENT. Neither the Company nor TNX shall have the authority to assign its respective rights or obligations under this Agreement without the prior written consent of the other party.

         10.4 SUCCESSORS. This Agreement shall be binding upon and, to the extent permitted in this Agreement, shall inure to the benefit of the parties and their respective successors and permitted assigns.

         10.5 ENTIRE AGREEMENT. This Agreement and the exhibits, schedules and other documents referred to herein contain the entire agreement among the parties hereto with respect to the Contemplated Transactions and supersede all prior agreements with respect thereto, whether written or oral.

         10.6 GOVERNING LAW. This Agreement and the exhibits hereto shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts or choice of laws thereof. Any action to enforce the terms of this Agreement or any of its exhibits shall be brought exclusively in the state and/or federal courts situated in the County of New York in the State of New York. Service of process in any action by either party to enforce the terms of this Agreement may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to the other party at its principal address set forth in this Agreement.

         10.7 NOTICES. Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to the party personally or sent to the party by telecopy (promptly followed by a hard-copy delivered in accordance with this Section 10.7) or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:


                  If to TNX:                TNX Television, Inc.
                                            1811 Chestnut Street
                                            Suite 120
                                            Philadelphia, Pennsylvania
                                            19103
                                            Tel:  (215) 972-8191
                                            Fax:  (215) 972-8183

                  If to Acquisition:        SZMD Acquisition II, Inc.
                                            5944 East Naples Plaza Blvd.
                                            Long Beach, California
                                            90803
                                            Attn.:   Nicole Sherman
                                            Tel:
                                            Fax:

                  If to the Company:        SZM Distributors, Inc.
                                            5944 East Naples Plaza Blvd.
                                            Long Beach, California
                                            90803
                                            Attn.:   Nicole Sherman
                                            Tel:
                                            Fax:

                  with copies to:           Gottbetter & Partners, LLP
                                            488 Madison Avenue
                                            New York, New York 10022
                                            Attn.:   Adam S. Gottbetter, Esq.
                                            Tel:     (212) 400-6900
                                            Fax:     (212) 400-6901

or to such other persons or addresses as may be designated in writing by the party to receive such notice. If mailed as aforesaid, the day of mailing or transmission shall be the date any such notice shall be deemed to have been delivered.

         10.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

         10.9 RIGHTS CUMULATIVE. All rights, powers and privileges conferred hereunder upon the parties, unless otherwise provided, shall be cumulative and shall not be restricted to those given by law. Failure to exercise any power given any party hereunder or to insist upon strict compliance by any other party shall not constitute a waiver of any party's right to demand exact compliance with any of the terms or provisions hereof.

         10.10 SEVERABILITY OF PROVISIONS. The provisions of this Agreement shall be considered severable in the event that any of such provisions are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable. Such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are valid and enforceable and which are as similar as possible in term and intent to those provisions deemed to be invalid, void or otherwise unenforceable. Notwithstanding the foregoing, the remaining provisions hereof shall remain enforceable to the fullest extent permitted by law.

         10.11 HEADINGS. The headings set forth in the articles and sections of this Agreement and in the exhibits and the schedules to this Agreement are inserted for convenience of reference only and shall not be deemed to constitute a part hereof.

         10.12 CONFIDENTIAL INFORMATION. The Company and Acquisition each represents to TNX that, at all times, they have maintained in confidence all non-public information regarding TNX (including existence of the transactions contemplated herein) received by them from TNX or its agents, and covenants that it they will continue to maintain in confidence such information until such information (a) becomes generally publicly available other than through a violation of this provision by the Company or Acquisition, or any of their respective agents or (b) is required to be disclosed in legal proceedings (such as by deposition, interrogatory, request for documents, subpoena, civil investigation demand, filing with any governmental authority or similar process),  provided,  however,  that  before  making  any use or  disclosure  in reliance on this subparagraph (b) the Company or Acquisition, as applicable, shall give the TNX at least fifteen (15) days prior written notice (or such shorter period as required by law) specifying the circumstances giving rise thereto and will furnish only that portion of the non-public information which is legally required and will exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded any non-public information so furnished.







                            [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the date and year first above written.

                             SZM DISTRIBUTORS, INC.


                             By:  /S/ NICOLE SHERMAN
                                 --------------------------
                                  Nicole Sherman, CEO


                             SZMD ACQUISITION II, INC.

                             By:  /S/ NICOLE SHERMAN
                                 --------------------------
                                  Nicole Sherman, CEO


                             TNX TELEVISION, INC.


                             By: /S/ IRWIN GROSS
                                 --------------------------
                                  Irwin Gross, CEO



         The undersigned, Secretary of TNX Television, Inc., hereby certifies on the date and year first above written that this Agreement and Plan of Merger has been adopted pursuant to Section 251(c) of the Delaware General Corporation Law and that the conditions specified in the first sentence of said section have been satisfied.

                             TNX TELEVISION, INC.


                             By:  /S/ IRWIN GROSS
                                 -------------------------------
                                  Name:  Irwin Gross
                                  Title:  Secretary

EXHIBIT B

                              CERTIFICATE OF MERGER

                                       OF

                            SZM ACQUISITION II, INC.

                                       AND

                              TNX TELEVISION, INC.

It is hereby certified that:

         1. The constituent business corporations participating in the merger herein certified are:

                  (i) SZM ACQUISITION II, INC., which is incorporated under the laws of the State of Delaware; and

                  (ii) TNX TELEVISION, INC., which is incorporated under the laws of the State of Delaware.

         2. An Agreement of Merger has been approved, adopted, certified, executed, and acknowledged by each of the aforesaid constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the General Corporation Law of the State of Delaware.

         3. The name of the surviving corporation in the merger herein certified is TNX TELEVISION, INC., which will continue its existence as said surviving corporation under its present name upon the effective date of said merger pursuant to the provisions of the General Corporation Law of the State of Delaware.

         4. The Certificate of Incorporation of TNX TELEVISION, INC., as now in force and effect, shall continue to be the Certificate of Incorporation of said surviving corporation until amended and changed pursuant to the provisions of the General Corporation Law of the State of Delaware.

         5. The executed Agreement of Merger between the aforesaid constituent corporations is on file at an office of the aforesaid surviving corporation, the address of which is as follows:

                                            1811 Chestnut Street
                                            Suite 120
                                            Philadelphia, Pennsylvania 19103

         6. A copy of the aforesaid Agreement of Merger will be furnished by the
aforesaid  surviving   corporation,   on  request,  and  without  cost,  to  any
stockholder of each of the aforesaid constituent corporations.

Dated:

SZM ACQUISITION II, INC.

By:   /S/ NICOLE SHERMAN
      --------------------------------
      Nicole Sherman, President

Dated:

TNX TELEVISION, INC.

By:   /S/ IRWIN L. GROSS
      --------------------------------
      Irwin L. Gross, Chairman and CEO